NEWS RELEASE
TSX: ELD NYSE: EGO	April 4, 2018

Eldorado Gold Confirms Positive Arbitration Ruling

VANCOUVER, BC – Eldorado Gold Corporation ("Eldorado" or the "Company") confirms that the Arbitration Panel (the “Panel”) in Greece has issued its ruling with respect to the arbitration initiated by the Greek State (the “Greek State”), (see the Company’s press release dated September 14, 2017).

The Panel’s ruling rejects the Greek State’s motion that the technical study for the Madem Lakkos metallurgy plant for treating Olympias and Skouries concentrates, as submitted by the Company’s Greek subsidiary Hellas Gold S.A. (“Hellas Gold”) in December 2014, was in breach of the provisions of the Transfer Contract.

The Transfer Contract is the document dated December 12, 2003 whereby Hellas Gold originally acquired the Kassandra assets, comprised of Olympias, Skouries and Stratoni, in the Halkidiki region of Greece, and was ratified by Greek National Law No 3220/2004.

The Company and Hellas Gold intend to continue to evaluate the decision and consider next steps with respect to its Kassandra investments.

George Burns, Eldorado Gold’s President and CEO stated, “We respect and acknowledge the Panel’s ruling. We have always acted in good faith and in a manner we understood to be in accordance with our obligations under the Transfer Contract, including our commitment to developing the Kassandra assets in accordance with the Greek State’s approval of the Investment Plan in 2006, and the Environmental Impact Study in 2011. We have repeatedly communicated this commitment, including during the course of the arbitration.

We believe this decision provides a foundation to allow us to advance dialogue with the Greek government in order to define a mutually-agreeable and clear path forward for our Kassandra investments. We look to the Greek State to fulfil its obligations under the Transfer Contract including issuing the outstanding permits for the Skouries project. The full, efficient and responsible development of the Kassandra assets will benefit the Greek State and its citizens, the local communities, our shareholders and our teams of Greek employees.

Eldorado has continued to demonstrate its commitment to improving the environmental impact of our investments by recently submitting the updated Technical Study for the Skouries Project which reduces our project footprint by forty percent.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Brazil, Canada, Greece, Romania, Serbia and Turkey The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our evaluation of the ruling, our consideration of next steps in respect of our Kassandra assets and expectations of the actions of the Greek State.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations;; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations Peter Lekich Manager, Investor Relations 604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com	Media Louise Burgess Director, Communications and Government Relations 604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com